SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            -------------------------


                                    FORM 8-A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                            Oshkosh Truck Corporation
          ------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


                  Wisconsin                                    39-0520270
          --------------------------                      ---------------------
            (State of incorporation                           (IRS Employer
               or organization)                            Identification No.)

      P.O. Box 2566, Oshkosh, Wisconsin                          54903
 ---------------------------------------------                 -----------
   (Address of principal executive offices)                     (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered Name of each exchange on which each class is to be registered Common Stock, $.01 par value New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. |X|

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. |_|

Securities Act registration statement file number to which this form relates:
Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None

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Item 1.    Description of Registrant's Securities to be Registered.

General

       The class of securities to be registered hereby is the common stock, $.01 par value, classified as Common Stock (the "Common Stock"), of Oshkosh Truck Corporation, a Wisconsin corporation (the "Company"). The Company currently is authorized to issue 60,000,000 shares of Common Stock; 1,000,000 shares of common stock, $.01 par value, classified as Class A Common Stock ("Class A Common Stock" and together with the Common Stock, "Common Shares"); and 2,000,000 shares of preferred stock, $.01 par value ("Preferred Stock"). As of June 21, 2002, there were 17,414,735 shares of Common Stock, 417,294 shares of Class A Common Stock and no shares of Preferred Stock issued and outstanding and 2,347,046 shares of Common Stock reserved for issuance.

       Each issued and outstanding share of Common Stock has attached thereto two-thirds of a Preferred Share Purchase Right (a "Right"). The Rights, which are described below, are the subject of a separate Registration Statement on Form 8-A, dated June 21, 2002, filed with the Securities and Exchange Commission.

       Although the Class A Common Stock, the Preferred Stock and the Rights are not subject to this Registration Statement on Form 8-A, provisions relating to the Class A Common Stock, the Preferred Stock and the Rights are discussed in this Registration Statement to the extent they affect or relate to the rights of the holders of Common Stock.

Common Stock

       Voting Rights. Holders of Common Stock currently have the right to elect or remove as a class 25% of the Company's entire Board of Directors, rounded to the nearest whole number of Directors, but not less than one. Holders of Common Stock currently are not entitled to vote on any other corporate matters, except as may be required by law in connection with certain significant actions such as mergers and amendments to the Company's Restated Articles of Incorporation, and are entitled to one vote per share on all matters upon which they are entitled to vote. Holders of Class A Common Stock currently are entitled to elect the remaining Directors, subject to any rights granted to any series of Preferred Stock, and are entitled to one vote per share for the election of Directors and on all other matters presented to the shareholders for vote.

       Section 180.1150 of the Wisconsin Business Corporation Law provides that the voting power of shares of certain Wisconsin corporations (including the Company) held by any person or persons acting as a group in excess of 20% of the voting power in the election of directors is limited to 10% of the full voting power of those shares. This restriction does not apply to shares acquired directly from the Company or in certain specified transactions or shares for which full voting power has been restored pursuant to a vote of shareholders.
Section 180.1150 is inapplicable to the Company until Stephen P. Mosling and J. Peter Mosling, Jr., who each beneficially owned approximately 43% of the Class A Common Stock as of May 31, 2002, together own less than 150,000 shares of Class A Common Stock. Messrs. Mosling have full voting power with respect to their shares of Class A Common Stock.



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

       Sections 180.1140 to 180.1144 of the Wisconsin Business Corporation Law contain certain limitations and special voting provisions applicable to specified "business combinations" (as defined therein) involving certain Wisconsin corporations such as the Company and a significant shareholder, unless the board of directors of the corporation approves the business combination or the shareholder's acquisition of shares before such shares are acquired. Similarly, Sections 180.1130 to 180.1133 of the Wisconsin Business Corporation Law contain special voting provisions applicable to certain business combinations involving certain Wisconsin corporations such as the Company, unless specified minimum price and procedural requirements are met. Finally, following commencement of a takeover offer for a Wisconsin corporation such as the Company, Section 180.1134 of the Wisconsin Business Corporation Law imposes special voting requirements on certain share repurchases effected at a premium to the market and on certain asset sales by the corporation unless, as it relates to the potential sale of assets, the corporation has at least three independent directors and a majority of the independent directors vote not to have the provision apply to the corporation.

       Preemptive Rights; Assessability. No holder of any class of capital stock of the Company (including the Common Stock) has any preemptive or preferential right to subscribe for or purchase any of the unissued shares of stock of the Company. All issued and outstanding shares of Common Stock are fully paid and nonassessable, except with respect to certain wage claims of employees of the Company for services performed as provided in Section 180.0622(2)(b) of the Wisconsin Business Corporation Law (including judicial interpretations thereof) regarding personal liability of shareholders for all debts owing to employees of the Company for services performed but not exceeding six months' service in any one case.

       Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, and after distribution of any amounts due to holders of holders of Preferred Stock, holders of Common Stock are entitled to receive $5.00 per share before any further payment or distribution to holders of Class A Common Stock. Thereafter, holders of Class A Common Stock are entitled to receive $5.00 per share before any further payment or distribution to holders of Common Stock. The $5.00 amounts will be adjusted for stock splits, stock dividends or similar events involving Common Shares. Thereafter, holders of Class A Common Stock and Common Stock share on a pro-rata basis in all payments or distributions upon liquidation, dissolution or winding up.

       Dividends. The Company must pay dividends on both the Class A Common Stock and the Common Stock at any time that it pays dividends on either. Whenever the Company pays any dividends, other than dividends of the Company's stock, on the Common Shares, each share of Common Stock is entitled to receive 115% of the dividend paid on each share of Class A Common Stock, rounded up or down to the nearest $0.0025. The Company's ability to pay cash dividends on its capital stock is subject to the requirements of certain of the Company's debt instruments that restrict the payment of cash and dividends in specified cases.

       Conversion; Eventual Elimination of Class A Common Stock. Each share of Class A Common Stock is convertible into one share of Common Stock at any time at the holder's option. The Company has a stock restriction agreement with Stephen P. Mosling and J. Peter Mosling, Jr. that provides that, upon the death or the incapacity of both of them, they or their legal representatives and trustees will act to eliminate the Class A Common Stock, so that the Company will have only one class of issued and outstanding common equity. Also, if Messrs. Mosling together beneficially


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

own less than 150,000 shares of Class A Common Stock for any reason, all then outstanding shares of Class A Common Stock will be converted into shares of Common Stock. From and after that time, the existing differences between the rights of Class A Common Stock relative to those of Common Stock will be eliminated, and all shares of Common Stock will generally have the same rights with respect to voting, dividends and upon liquidation.

       Transfer Agent and Registrar. The transfer agent and registrar for the Common Stock is U.S. Bank, N.A. (as successor to Firstar Bank, N.A.).

Preferred Stock

       The Company's Restated Articles of Incorporation authorize the Company's Board of Directors to issue Preferred Stock in series and to fix the variations in the powers, preferences, rights, qualifications, limitations or restrictions of any series with respect to the rate and nature of dividends, the price and terms and conditions on which shares may be redeemed, the amount payable in the event of the Company's voluntary or involuntary liquidation, any sinking fund provisions for redemption or repurchase of shares, the terms and conditions for conversion into any other class or series of the Company's stock and voting rights.

       In connection with the issuance of the Rights described below, the Company's Board of Directors has authorized a series of Preferred Stock designated as Series A Junior Participating Preferred Stock ("Series A Preferred Stock"). Shares of Series A Preferred Stock purchasable upon the exercise of the Rights will not be redeemable. Each share of Series A Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate of 150 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the shares of Series A Preferred Stock will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 150 times the payment the Company makes per share of Common Stock. Each share of Series A Preferred Stock will have 150 votes on all matters submitted to a vote of the holders of Common Stock, voting together with the shares of Common Stock. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each share of Series A Preferred Stock will be entitled to receive 150 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

       The issuance of any series of Preferred Stock, including the Series A Preferred Stock, may have an adverse effect on the rights of holders of Common Stock and could decrease the amount of earnings and assets available for distribution to holders of Common Stock. In addition, any issuance of Preferred Stock could have the effect of delaying, deferring or preventing a change in control.

Preferred Share Purchase Rights

       The Company has entered into a Rights Agreement (the "Rights Agreement"), dated as of February 1, 1999, with U.S. Bank, N.A. (as successor to Firstar Bank, N.A.), as Rights Agent. Pursuant to the Rights Agreement, each outstanding share of Common Stock has attached thereto two-thirds of a Right and each share of Class A Common Stock has attached thereto 40/69 of a Right. Each share of Common Stock or Class A Common Stock subsequently issued by the Company prior to the expiration of the Rights Agreement will likewise have attached thereto two-


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

thirds or 40/69, respectively, of a Right. Under certain circumstances described below, the Rights will entitle the holder of a Right to purchase from the Company shares of Series A Preferred Stock.

       The Rights are not currently exercisable and trade with the Common Stock and Class A Common Stock. If the Rights become exercisable, then each Right (unless held by a person or group which beneficially owns more than 15% of the outstanding Common Shares) will initially entitle the holder to purchase one-one hundredth of a Preferred Share at a price of $145.00, subject to adjustment. Subject to certain limitations, the Rights will only become exercisable if a person or group has acquired, or announced an intention to acquire, 15% or more of the outstanding Common Shares. Under certain circumstances, including the existence of a 15% acquiring party, each holder of a Right, other than the acquiring party, will be entitled to purchase, at the Right's then-current exercise price, shares of Common Stock having a market value of two times the exercise price. If another corporation acquires the Company after a party acquires 15% or more of the Common Shares, then each holder of a Right will be entitled to receive the acquiring corporation's common shares having a market value of two times the exercise price. The Rights may be redeemed at a price of $.01 per Right until a party acquires 15% or more of the Common Shares, and thereafter may be exchanged for one share of Common Stock per Right until a party acquires 50% or more of the Common Shares. The Rights initially will expire on February 1, 2009. Under the Rights Agreement, the Board of Directors of the Company may reduce the thresholds applicable to the Rights from 15% to not less than 10%. The Rights do not have voting or dividend rights and, until they become exercisable, have no dilutive effect on the earnings of the Company.

       The Rights have certain anti-takeover effects and may discourage or make more difficult the acquisition of the Company on a non-negotiated basis (such as by an unsolicited tender offer). The Rights will not, however, affect a transaction approved by the Board of Directors of the Company prior to the existence of a 15% acquiring party since the Rights can be redeemed before the existence of such an acquiring party.

Item 2.    Exhibits.

1. Restated Articles of Incorporation of Oshkosh Truck Corporation, as amended (incorporated by reference to Exhibit 3.2 to Oshkosh Truck Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 (File No. 0-13886)).

2. By-laws of Oshkosh Truck Corporation, as amended (incorporated by reference to Exhibit 3.1 to Oshkosh Truck Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 (File No. 0-13886)).

3. Rights Agreement, dated as of February 1, 1999, between Oshkosh Truck Corporation and U.S. Bank, N.A. (as successor to Firstar Bank, N.A.), as Rights Agent (incorporated by reference to Exhibit 4.1 to Oshkosh Truck Corporation's Registration Statement on Form 8-A dated February 1, 1999 (File No. 0-13886)).

4. All exhibits required by the instructions to Item 2 will be supplied to the New York Stock Exchange.

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

                                    SIGNATURE

       Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         OSHKOSH TRUCK CORPORATION


                                         By: /s/ Charles L. Szews
                                             -----------------------------------
                                             Charles L. Szews
                                               Executive Vice President and
                                               Chief Financial Officer
Dated:  June 21, 2002.



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

                            OSHKOSH TRUCK CORPORATION
                                    FORM 8-A
                                  EXHIBIT INDEX

    Exhibit Number                   Description

         (3.1) Restated Articles of Incorporation of Oshkosh Truck Corporation, as amended (incorporated by reference to Exhibit
                  3.2 to Oshkosh Truck Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 (File No. 0-13886)).

         (3.2) By-laws of Oshkosh Truck Corporation, as amended (incorporated by reference to Exhibit 3.1 to Oshkosh Truck Corporation's Quarterly Report on Form 10-K for the quarter year ended March 31, 2002 (File No. 0-13886)).

         (4.1) Rights Agreement, dated as of February 1, 1999, between Oshkosh Truck Corporation and U.S. Bank, N.A. (as successor to Firstar Bank, N.A.), as Rights Agent (incorporated by reference to Exhibit 4.1 to Oshkosh Truck Corporation's Registration Statement on Form 8-A dated February 1, 1999 (File No. 0-13886)).






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